Form of Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is entered into this [ ] day of October, 2017, by and between Pathway Capital Opportunity Fund, Inc. (the “Fund”) and Pathway Capital Opportunity Fund Management, LLC (the “Adviser”).

WHEREAS, the Fund is a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interest of the Fund to limit the Fund’s Operating Expenses (as defined below).

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Effective as of October [ ], 2017, and continuing until the one-year anniversary thereof (the “Initial Term”), the Adviser agrees to limit the Fund's Operating Expenses to an annual rate, expressed as a percentage of the Fund's average weekly net assets, equal to the amounts set forth on Appendix A hereto with respect to each share class of the Fund (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each quarter, exceed the Annual Limit (the amount of such excess, the “Excess Amount”), the Advisor will, as needed, waive its investment advisory fees, make a payment to the Fund or directly absorb expenses of the Fund (each, an “Excess Amount Payment”), in an aggregate amount equal to the Excess Amount, on a quarterly basis, within the earlier of (i) [30] days of being notified that an Excess Amount Payment is due or (ii) the day that is five days prior to the end of the quarter following the quarter in which the applicable Excess Amount occurred.

For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including but not limited to the Advisor's investment advisory fees detailed in the Investment Advisory Agreement, dated as of September 2, 2014, between the Fund and the Adviser (as may be amended or restated from time to time, the “Investment Advisory Agreement”), any and all costs and expenses that qualify as line item “organization and offering” expenses in the financial statements of the Fund as the same are filed with the U.S. Securities and Exchange Commission, any shareholder servicing fees, and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, distribution fees, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses are not Operating Expenses.

Any Excess Amount Payment made by the Adviser is subject to repayment by the Fund within the three years following the end of the quarter in which the Excess Amount Payment was made by the Adviser; provided that any such repayments shall be subject to the then-applicable Annual Limit, if any, and the Annual Limit that was in effect at the time when the Adviser made the Excess Amount Payment that is subject to repayment. If this Agreement is terminated or expires pursuant to its terms, the Adviser shall maintain its right to repayment for any Excess Amount Payment it has made under this Agreement.

Following the Initial Term of this Agreement, the Adviser may elect, in its sole and absolute discretion, to offer to continue this Agreement for successive annual periods. Any such continuance must be approved by a majority of the Board of Directors of the Fund (the “Board”), including a majority of the directors that are not “interested persons” of the Fund, as such term is defined under the 1940 Act (the “Independent Directors”).

This Agreement may not be terminated by the Adviser during the Initial Term, but may be terminated by a majority of the Board, including a majority of the Independent Directors, on written notice to the Adviser. This Agreement will automatically terminate if (i) the Fund provides the Adviser with notice of the Fund’s intent to terminate the Investment Advisory Agreement, and such termination of this Agreement will be effective upon the date that the Adviser receives such notice or (ii) the Investment Advisory Agreement is terminated for any reason (each event, an “IAA Termination”). After any termination of this Agreement pursuant to an IAA Termination, the Adviser shall maintain its right to repayment of any Excess Amount Payment it has made to or on behalf of the Fund under this Agreement, subject to the then-applicable Annual Limit, if any, and the Annual Limit that was in effect at the time when the Adviser made the Excess Amount Payment that is subject to repayment.

Miscellaneous

(a)The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b)This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to its conflicts of laws provisions) and the applicable provisions of the 1940 Act and the Investment Advisers Act of 1940, as amended (the “Advisers Act”). To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act or the Advisers Act, the latter two, as applicable, shall control. Further, nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Articles of Incorporation or Bylaws, as each may be amended or restated from time to time, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

(c)If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(d)The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser.

(e)This Agreement may only be amended in writing, and by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

PATHWAY CAPITAL OPPORTUNITY FUND, INC.

By: _______________________________
Name:
Title:

PATHWAY CAPITAL OPPORTUNITY FUND MANAGEMENT, LLC

By: _______________________________
Name:
Title:

[Signature Page to Expense Limitation Agreement]

Share Class	Annual Limit	Quarterly Percentage
Class A	8.00%	2.00%
Class C	8.00%	2.00%
Class I	7.75%	1.9375%
Class L	8.00%	2.00%

[Appendix A]